EILENBERG & KRAUSE LLP

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December 30, 2005

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Washington, DC 20549

Re:	Data Systems & Software Inc. (“DSSI”) Form 10-K for Fiscal Year Ended December 31, 2004 Form 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30, 2005 File No. 000-19771

Dear Ms. Collins:

We are counsel to DSSI. Further to my conversations with the Staff, I wish to respectfully request that DSSI be given additional time to respond to the Staff’s letter of December 21, 2005 pertaining to the above-referenced filings.

As a result of year-end holiday observances and related vacations and absences of key personnel at both DSSI and its outside auditor, Kesselman & Kesselman (the Israeli member firm of PWC) and PWC’s National SEC Practice, DSSI is unable to address and prepare a response to the Staff's letter within the ten business day period requested by the Staff. In light of ongoing personnel absences, DSSI expects to be able to commence its response process as soon as possible after New Year's Day and to complete and submit its response to the Staff's letter of comment within 20 business days of its issuance or by January 20, 2006.

  As we discussed with the Staff, with respect to Comment No. 4 in the Staff’s Letter of December 21, 2005, we confirm that DSSI intends to file the 10-K/A after first determining there are no other responses which might necessitate amending the 10-K.

Once again on behalf of DSSI I respectfully request that we be given until January 20, 2006 as requested to complete and submit our response.

Thank you very much for your consideration of our request.

Very truly yours,

/s/Sheldon Krause
Sheldon Krause

SK/sls